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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70023

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **3P Energy Advisors, LLC dba 3PE Advisors**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1910 Pacific Ave., Ste 14183

(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Taylor   972-645-3250   michael.taylor@3penergy.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co. P.C.

(Name – if individual, state last, first, and middle name)

718 Paulus	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009   3631

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Taylor_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 3P Energy Advisors, LLC dba 3PE Advisors_____, as of December 31_____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Digitally signed by 0f2c1634-efd7-4e73-b01f-0728144d9195
Date: 2026.03.10 13:36:07 -05'00'

Title:
President_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- □ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of 3P Energy Advisors, LLC dba 3PE Advisors

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 3P Energy Advisors, LLC dba 3PE Advisors as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 3P Energy Advisors, LLC dba 3PE Advisors as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 3P Energy Advisors, LLC dba 3PE Advisors' management. Our responsibility is to express an opinion on 3P Energy Advisors, LLC dba 3PE Advisors' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 3P Energy Advisors, LLC dba 3PE Advisors in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of 3P Energy Advisors, LLC dba 3PE Advisors' financial statements. The supplemental information is the responsibility of 3P Energy Advisors, LLC dba 3PE Advisors' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

McBee & Co., PC

We have served as 3P Energy Advisors, LLC dba 3PE Advisors' auditor since 2017.
Dallas, Texas
March 11, 2026

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Assets

Cash	$	49,665
Prepaid expenses		2,945
Total Assets	$	52,610

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	13,500
Total Liabilities		13,500
Member's Equity		39,110
Total Liabilities and Member's Equity	$	52,610

The accompanying notes are an integral part of these financial statements.

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Advisory fees	$	286,773
Total Revenues		286,773

Expenses

Registered representative compensation	16,000
Regulatory fees and expenses	8,606
Professional fees	38,772
Occupancy	5,491
General and administrative	11,638
Total Expenses	80,507

Net Income $ 206,266

The accompanying notes are an integral part of these financial statements.

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at		
December 31, 2024	$	11,344
Net income		206,266
Contributions by member		26,000
Distributions by member		(204,500)
Balance at		
December 31, 2025	$	39,110

The accompanying notes are an integral part of these financial statements.

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows used in operating activities:		
Net income	$	206,266
Adjustments to reconcile net income to net cash provided by		
(used in) operating activities:		
Changes in assets and liabilities		
Increase in prepaid expenses		(1,124)
Increase in accounts payable and accrued expenses		1,500
Net cash provided by operating activities		206,642
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by member		26,000
Distributions to member		(204,500)
Net cash used in financing activities		(178,500)
Net increase in cash		28,142
Cash at beginning of year		21,523
Cash at end of year	$	49,665

Supplmental Cash Flow Information

Cash paid for:

State Income Taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Speyside Advisors, LLC ("Speyside") was formed on May 11, 2017, operates as a Texas Limited Liability Company ("LLC"), and was wholly-owned by a member. On January 2, 2025, the sole member sold their ownership to 3P Energy Capital, LLC. Speyside filed a Continued Membership Application with Financial Industry Regulatory Authority, Inc. ("FINRA") on February 13, 2025, for the change in ownership to 3P Energy Capital, LLC, and was approved on March 21, 2025. On March 28, 2025, the Company changed its legal name from Speyside Advisors, LLC to 3P Energy Advisors, LLC. The name change did not affect the Company's legal structure or operations. The 3P Energy Advisors, LLC also filed an assumed name (doing-business-as), 3PE Advisors, with the Secretary of State of Texas on April 5, 2025.

The 3P Energy Advisors, LLC dba 3PE Advisors (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the FINRA and Securities Investor Protection Corporation ("SIPC").

The Company is primarily engaged in providing private placement of securities, including direct participation programs and merger and acquisition advisory services. It is intended that all offerings will be exempt from registration under the provisions of either Regulation D or Rule 144A. The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17-5.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2025, the Company had no such investments. The Company maintains is operating cash at a financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

As of December 31, 2025, the Company had no accounts receivables. As of December 31, 2025, there was no allowance for doubtful accounts.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments -Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. In management's opinion, any potential allowance for credit losses would not be material to the financial statements as of December 31, 2025.

NOTE 1 – Organization and Nature of Business (Cont.)

Revenue Recognition

The Company provides private placement of securities, including direct participation programs and merger and acquisition advisory services. Advisory fees represent 100% of revenue earned by the Company for the year ended December 31, 2025. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Retainers and other fees received from customers prior to recognizing revenue are reported in the accompanying statement of financial condition in deferred revenue. The Company receives reimbursements of operating expenses incurred by the Company on behalf of the customers who are receiving advisory services. Reimbursement of expenses are recorded on a net basis as the Company is acting as an agent, and recognize reimbursement of such expenses are incurred, as these costs are related to performance obligations that are satisfied over time.

Use of Estimates

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities, including direct participation programs and merger and acquisition advisory services. The Company has identified its President as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

7

NOTE 1 – Organization and Nature of Business (Cont.)

Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Accordingly, income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2025, the Company had net capital of $36,165, which was $31,165 in excess of minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 2 – Concentration Risk and Revenue

The Company may at various times during the year have cash balances in excess of federally insured limits. The Company believes that it is not exposed to any significant risk related to cash. Approximately 91% of the Company's revenue was derived from three customers.

NOTE 3 – Related Party Transactions

The Company is a wholly owned subsidiary of 3P Energy Capital, LLC ("Parent"). The Company operates independently and bears its own operating expenses. From time to time, the Company may make distributions of profits to the Parent, subject to applicable regulatory capital requirements and approval of the Company's managing members. Distributions made during the year ending December 31, 2025 totaled $204,500.

NOTE 4 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 5 – Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 6 – Subsequent Events

The Company has filed a Materiality Consultation with FINRA regarding a proposed expansion of its business activities to include investor referral arrangements to unaffiliated issuers for referral-based compensation in connection with investor commitments. The Materiality Consultation is still pending FINRA approval.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 11, 2026, the date of the filing of this report. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2025

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of Net Capital

Total member's equity qualified for net capital	$	39,110
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		(2,945)
Total deductions from net worth		(2,945)
Net Capital	$	36,165

Aggregate indebtedness

Items included in statement of financial condition:		
Accounts payable and accrued expenses		13,500
Total aggregate indebtedness	$	13,500

See accompanying report of independent registered public accounting firm.

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 900
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 31,165
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 30,165
Ratio of Aggregate Indebtedness to Net Capital	.37 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2025 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by 3P Energy Advisors, LLC dba 3PE Advisors. Accordingly no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

3P ENERGY ADVISORS, LLC dba 3PE ADVISORS
Statement Regarding Reserve Requirements and
Possession or Control Requirements
As of December 31, 2025

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of 3P Energy Advisors, LLC dba 3PE Advisors

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) 3P Energy Advisors, LLC dba 3PE Advisors ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2025, without exception.

3P Energy Advisors, LLC dba 3PE Advisors' management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements throughout the most recent fiscal year, December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 3P Energy Advisors, LLC dba 3PE Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
March 11, 2026

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

3P Energy Advisors, LLC dba 3PE Advisors

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2025

3P Energy Advisors, LLC dba 3PE Advisors, ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2)   The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to private placement of securities, including direct participation programs and merger and acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Michael Taylor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Michael Taylor, President

January 7, 2026